EXHIBIT 99.1

FOR IMMEDIATE RELEASE	Contact: Mr. Gates Little.
(256) 543-3860
For Immediate Release
November 10, 2004

THE SOUTHERN BANC COMPANY, INC. ANNOUNCES

FIRST QUARTER EARNINGS

The Southern Banc Company, Inc. (OTCBB: SRNN), the holding company for The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama, announced net income of $139,000, or $.17 per share basic and $.16 per share diluted, for the quarter ended September 30, 2004, as compared to net income of $148,000, or $.17 per share basic and $.16 per share diluted, for the quarter ended September 30, 2003.

Gates Little, President and Chief Executive Officer of the Company, stated that the first quarter decrease in net income primarily resulted from an increase in non-interest expense of approximately $30,000 or 5.99% related to employee benefits, bank service charges, and regulatory compliance costs.

The Company’s total assets at September 30, 2004 were $107.0 million as compared to $106.4 million at June 30, 2004. Total stockholders’ equity at September 30, 2004, was $17.4 million as compare to $17.3 million at June 30, 2004.

The Bank has four offices located in Gadsden, Albertville, Guntersville, and Centre, Alabama. The stock of The Southern Banc Company, Inc. is listed on the NASDAQ OTC Bulletin Board under the symbol “SRNN”.

Certain statements in this release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” “continue,” or the negatives thereof, or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company’s financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

(Selected financial data attached)

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar Amounts in Thousands)

	September 30, 2004	June 30, 2004
ASSETS

CASH AND CASH EQUIVALENTS	$4,914	$5,734

SECURITIES AVAILABLE FOR SALE, at fair value	59,918	56,717
SECURITIES HELD TO MATURITY, at amortized cost fair value of $4,040 and $4,474, respectively	3,789	4,194
FEDERAL HOME LOAN BANK STOCK	792	792
LOANS HELD FOR SALE	0	0
LOANS RECEIVABLE, net of allowance for loan losses of $135 and $144, respectively	36,172	37,477
PREMISES AND EQUIPMENT, net	480	486
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE	411	439
PREPAID EXPENSES AND OTHER ASSETS	556	514

TOTAL ASSETS	$107,032	$106,353

LIABILITIES

DEPOSITS	$82,215	$82,005
FEDERAL HOME LOAN BANK ADVANCES	6,916	6,916
OTHER LIABILITIES	553	179

TOTAL LIABILITIES	89,684	89,100

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.01 per share 500,000 shares authorized, shares issued and outstanding— none	0	0
Common stock, par value $.01 per share, 3,500,000 authorized, 1,454,750 shares issued	15	15
Additional paid-in capital	13,922	13,910
Treasury stock, at cost, 562,452 shares	(7,347)	(7,347)
Unearned compensation	(44)	(71)
Shares held in trust, at cost, 58,901 and 34,799 shares, respectively	(982)	(495)
Retained earnings	11,404	11,341
Accumulated other comprehensive income (loss), net	380	(100)

TOTAL STOCKHOLDERS’ EQUITY	17,348	17,253

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$107,032	$106,353

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands, except per share data)

	Three Months Ended September 30,
	2004	2003
INTEREST INCOME:

Interest and fees on loans	$519	$585
Interest and dividends on securities available for sale	654	552
Interest and dividends on securities held to maturity	71	120
Other interest income	11	15

Total interest income	1,255	1,272

INTEREST EXPENSE:
Interest on deposits	455	484
Interest on borrowings	79	87

Total interest expense	534	571

Net interest income before provision for loan losses	721	701
Provision for loan losses	0	0

Net interest income after provision for loan losses	721	701

NON-INTEREST INCOME:
Fees and other non-interest income	25	32
Miscellaneous Income, net	13	11

Total non-interest income	38	43

NON-INTEREST EXPENSE:
Salaries and employee benefits	305	285
Office building and equipment expenses	41	34
Professional services	53	66
Data processing expense	54	55
Other operating expense	78	61

Total non-interest expense	531	501

Income before income taxes	228	243

PROVISION FOR INCOME TAXES	89	95

Net Income	$139	$148

EARNINGS PER SHARE:
Basic	$0.17	$0.17
Diluted	$0.16	$0.16

DIVIDENDS DECLARED PER SHARE	$0.0875	$0.0875

AVERAGE SHARES OUTSTANDING:
Basic	842,026	880,352
Diluted	863,891	921,622

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	For The Three Months Ended September 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$139	$148
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10	10
Amortization, net	24	94
Amortization of unearned compensation	39	42
Provision for loan losses	0	0
Net gain on sale of secondary market loans	0	(9)
Proceeds from sale of secondary market loans	50	474
Loans originated for secondary market	(50)	(415)
Change in assets and liabilities:
Decrease in accrued interest and dividends receivable	28	76
Decrease (increase) in other assets	(42)	11
Increase (decrease) in other liabilities	118	(42)

Net cash provided by operating activities	316	389

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(5,969)	(9,086)
Proceeds from maturities and principal payments on securities available for sale	3,562	9,137
Proceeds from maturities and principal payments on securities held to maturity	408	1,009
Net loan repayments (originations)	1,305	(24)
Capital expenditures, net	(4)	(6)

Net cash (used in) provided by investing activities	(698)	1,030

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in deposits, net	210	(585)
Increase in advance payments by borrowers for taxes and insurance	0	7
Dividends paid	(76)	(78)
Proceeds from exercise of stock options	292	113
Purchase of stock to fund option trust	(864)	0

Net cash used in financing activities	(438)	(543)

Net (decrease) increase in cash and cash equivalents	(820)	876

CASH AND CASH EQUIVALENTS, beginning of period	5,734	9,393

CASH AND CASH EQUIVALENTS, end of period	$4,914	$10,269

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$0	$78

Interest	$536	$569

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